Exhibit 4.60

Material Terms of Contractual Arrangements for Each of Shanghai Fangjia Information Technology Co., Ltd. and Shanghai Weihui Business Information Consulting Co., Ltd.

The following sets forth the material differences of the contractual arrangements for each of Shanghai Fangjia Information technology Co., Ltd. and Shanghai Weihui Business Information Consulting Co., Ltd. (the “two VIEs”) from the executed form of contractual arrangements filed as Exhibits 4.53 to Exhibit 4.58 to this annual report on Form 20-F. Other than the information set forth below, there is no material difference between the contractual arrangement for each of the two VIEs and the above-mentioned executed forms filed as exhibits to this annual report on Form 20-F.

Parties to the agreements

VIE	Shanghai Fangjia Information Technology Co., Ltd., or Shanghai Fangjia	Shanghai Weihui Business Information Consulting Co., Ltd., or Shanghai Weihui

Shareholder A	Zuyu Ding	Xudong Zhu

Shareholder B	Yan Zhang	Xi Yang

E-House Entity	Shanghai Yifang Information Software Co., Ltd.	Shanghai Weidian Information & Technology, Ltd.

Agreement	Shanghai Fangjia	Shanghai Weihui	Note

Exclusive Call Option Agreement

Entered into as of
June 8, 2015

1.1:
“Business Permits shall mean any approvals, permits, filings, registrations, etc. which the Company is required to have for legally and validly operating all its businesses, including without limitation, Business License of Corporate Legal Person, Operation Permit of Value-added Telecommunication Service and such other relevant permits and licenses as required by the then-effective PRC Law.”

Entered into as of
October 23, 2014

1.1:
“Business Permits shall mean any approvals, permits, filings, registrations, etc. which the Company is required to have for legally and validly operating all its businesses, including without limitation, Business License of Corporate Legal Person and licenses as required by the then-effective PRC Law.”

As of the date of the agreement for Shanghai Weihui an affiliate of Shanghai Weihui had already obtained the Operation Permit of Value-added Telecommunication Service, which were to be transferred to Shanghai Weihui for its operation of community value-added service. Therefore, the permit is not specifically listed in this section

Agreement	Shanghai Fangjia	Shanghai Weihui	Note

Loan Agreement	Amended and Restated Loan Agreement entered into as of June 8, 2015	Entered into as of October 8, 2014

“Borrowers, Lender and Shanghai CRIC Information Technology Co., Ltd. entered into a Transfer of Contractual Rights and Obligations Agreement on June 8, 2015, pursuant to which Lender assumes all rights and obligations of Shanghai CRIC Information Technology Co. Ltd. under the original Loan Agreement, and becomes Lender under the original Loan Agreement instead of Shanghai CRIC Information Technology Co. Ltd.”

		“The Lender intends to provide a loan to [the shareholders] for acquisition of equity interest of the Domestic Company.”	Lender refers to the E-House Entity. Domestic Company refers to the VIE. Borrowers refer to Shareholder A and Shareholder B

	Loan amount: RMB2.5 million to Zuyu Ding; RMB2.5 million to Yan Zhang	Loan amount: RMB1.6 million to Xudong Zhu; RMB0.4 million to Xi Yang

Agreement	Shanghai Fangjia	Shanghai Weihui	Note

Shareholder Voting Right Proxy Agreement	Entered into as of June 8, 2015	Entered into as of October 23, 2014

Power of Attorney by Shareholder A	Executed on June 8, 2015	Executed on October 23, 2014

Power of Attorney by Shareholder B	Executed on June 8, 2015	Executed on October 23, 2014

Equity Pledge Agreement	Entered into as of June 8, 2015 Definition and scope of contractual obligations and transaction documents does not include the Exclusive Technical Support Agreement	Entered into as of October 23, 2014 Definition and scope of contractual obligations and transaction documents does include the Exclusive Technical Support Agreement

Exclusive Technical Support Agreement	Entered into as of June 8, 2015	Entered into as of October 23, 2014